Mercedes-Benz Auto Receivables Trust 2025-1
Investor Report
Collection Period Ended   31-Mar-2025

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Mar-2025	31-Mar-2025		
Determination Date	11-Apr-2025			
Record Date	14-Apr-2025			
Distribution Date	15-Apr-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Mar-2025	15-Apr-2025	Actual/360 Days	29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2025	15-Apr-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	228,300,000.00	94,650,205.00	50,721,376.08	43,928,828.92	192.417122	0.222170
Class A-2A Notes	155,680,000.00	155,680,000.00	155,680,000.00	0.00	0.000000	1.000000
Class A-2B Notes	355,000,000.00	355,000,000.00	355,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	480,680,000.00	480,680,000.00	480,680,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,410,000.00	90,410,000.00	90,410,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,070,000.00**	**1,176,420,205.00**	**1,132,491,376.08**	**43,928,828.92**		
Overcollateralization	33,599,469.69	33,591,736.74	33,591,736.74			
Adjusted Pool Balance	1,343,669,469.69	1,210,011,941.74	1,166,083,112.82			
Yield Supplement Overcollateralization Amount	56,330,004.86	50,603,464.01	48,766,830.48			
Pool Balance	**1,399,999,474.55**	**1,260,615,405.75**	**1,214,849,943.30**			

	Amount	Percentage
Initial Overcollateralization Amount	33,599,469.69	2.50%
Target Overcollateralization Amount	33,591,736.74	2.50%
Current Overcollateralization Amount	33,591,736.74	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	43,928,828.92	192.417122
Class A-2A Notes	4.500000%	583,800.00	3.750000	583,800.00	3.750000
Class A-2B Notes	4.668670%	1,335,109.93	3.760873	1,335,109.93	3.760873
Class A-3 Notes	4.780000%	1,914,708.67	3.983333	1,914,708.67	3.983333
Class A-4 Notes	4.920000%	370,681.00	4.100000	370,681.00	4.100000
Total		**$4,204,299.60**		**$48,133,128.52**	

Mercedes-Benz Auto Receivables Trust 2025-1
Investor Report

Amounts in USD

Available Funds	
Principal Collections	43,915,309.08
Interest Collections	7,889,790.67
Net Liquidation Proceeds	795,521.98
Recoveries	419,438.95
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	170,978.92
Available Collections	**53,191,039.60**
Reserve Fund Draw Amount	0.00
Available Funds	**53,191,039.60**

Distributions	
(1) Total Servicing Fee	1,050,512.84
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	4,204,299.60
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	43,928,828.92
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	4,007,398.24
Total Distribution	**53,191,039.60**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,050,512.84	1,050,512.84	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,204,299.60	4,204,299.60	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	583,800.00	583,800.00	0.00
thereof on Class A-2B Notes	1,335,109.93	1,335,109.93	0.00
thereof on Class A-3 Notes	1,914,708.67	1,914,708.67	0.00
thereof on Class A-4 Notes	370,681.00	370,681.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,204,299.60	4,204,299.60	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	43,928,828.92	43,928,828.92	0.00
Aggregate Principal Distributable Amount	43,928,828.92	43,928,828.92	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,173.67
Reserve Fund Amount - Beginning Balance	3,359,173.67
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,416.37
minus Net Investment Earnings	11,416.37
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,173.67
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,416.37
Net Investment Earnings on the Collection Account	159,562.55
Investment Earnings for the Collection Period	170,978.92

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,399,999,474.55	29,020
Pool Balance beginning of Collection Period	1,260,615,405.75	27,518
Principal Collections	25,090,963.85	
Principal Collections attributable to Full Pay-offs	18,824,345.23	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,850,153.37	
Pool Balance end of Collection Period	1,214,849,943.30	26,940
Pool Factor	86.78%	

	As of Cutoff Date	Current
Weighted Average APR	7.95%	7.99%
Weighted Average Number of Remaining Payments	57.50	53.17
Weighted Average Seasoning (months)	9.98	14.26

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,208,646,161.08	26,833	99.49%
31-60 Days Delinquent	4,464,687.08	78	0.37%
61-90 Days Delinquent	1,215,671.47	20	0.10%
91-120 Days Delinquent	523,423.67	9	0.04%
Total	1,214,849,943.30	26,940	100.00%

Delinquency Trigger		**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value		0.143%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,850,153.37	43	5,596,305.45	123
Principal Net Liquidation Proceeds	790,389.93		3,098,210.39	
Principal Recoveries	412,957.46		537,506.14	
Principal Net Loss / (Gain)	646,805.98		1,960,588.92	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.627%
Prior Collection Period	0.568 %
Second Prior Collection Period	0.314 %
Third Prior Collection Period	NA
Four Month Average	0.503%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.140%
Average Net Loss / (Gain)	15,939.75

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.